PUBLIC DOCUMENT

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLADOWSKY CAPITAL MANAGEMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 MANOR ROAD
(No. and Street)

SMITHTOWN (City) NY (State) 11787 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON GLADOWSKY (631) 360-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY, 15TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

OATH OR AFFIRMATION

I, JASON GLADOWSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLADOWSKY CAPITAL MANAGEMENT CORP., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ALISON GLADOWSY
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02GL6093958
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES 07/14/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladowsky Capital Management Corp.

Statement of Financial Condition
December 31, 2019
[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

PUBLIC DOCUMENT

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Financial Statements 3

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gladowsky Capital Management Corp.
Smithtown, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gladowsky Capital Management Corp.'s management. Our responsibility is to express an opinion on Gladowsky Capital Management Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gladowsky Capital Management Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Gladowsky Capital Management Corp.'s auditor since 2005.
New York, New York
February 27, 2020

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$83,933
Receivable from clearing broker	141,203
Prepaid expenses	5,939
Equipment, furniture and fixtures, and leasehold improvements-net	45,569
	$276,644
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$23,658
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, issued and outstanding	20,000
Additional paid-in capital	274,570
Accumulated deficit	(41,584)
	252,986
	$276,644

See Notes to Financial Statements.

1. **Organization and Business**
Gladowsky Capital Management Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3 in accordance with Rule 15c3-3(k)(2)(ii).

The Company was incorporated on January 16, 1997 under the laws of the State of New York and maintains an office in Smithtown, New York.

2. **Summary of Accounting Policies**
   a. **Cash and Cash Equivalents-**The Company considers all short-term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

   b. **Securities Transactions-**Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

   c. **Depreciation and Amortization-**Equipment, furniture and fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, furniture and fixtures are depreciated using the straight-line or accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the applicable lease term or estimated useful life of the asset.

   d. **Lease Accounting and Adoption of New Accounting Standard-** Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating

lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

e. **Income Taxes-**The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statues. Accordingly, the Company is treated for federal and New York State income tax purposes as a flow through entity, instead of as a corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company files federal and New York State income tax returns, and the earliest tax year that is subject to examination by these taxing authorities is 2015. The Company adopted ASC 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

   The Company did not have material unrecognized tax benefits as of December 31, 2019 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2018, the Company has no accrued interest or penalties related to uncertain tax positions.

f. **Use of Estimates-**The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Actual results could differ from those estimates.

3. Receivable from Clearing Broker

The clearing and depository operations for the Company's and customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement. At December 31, 2019, the $141,203 receivable from clearing broker includes the required Clearing Deposit of $25,000 to be maintained at the clearing broker.

4. **Fair Value Measurements of Investment in Securities**
Securities are recorded at fair value in accordance with ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1-Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access.
Level 2-Pricing inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3-Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances an may include the Company's own data.)

As of December 31, 2019, there were no securities owned by the Company.

5. **Equipment, Furniture and Fixtures, and Leasehold Improvements**
Equipment, furniture and fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment-office and data processing	$151,992	5-7 Years
Furniture and fixtures	155,545	5-10 Years
Leasehold improvements	25,167	5 Years
	332,704	
Less: Accumulated depreciation and amortization	287,135	
	$45,569	

6. **Related Party Transactions**
Effective November 1, 2003, the Company leases its office facility on a month-to-month basis from a related entity which is partially owned by a stockholder of the Company. Rent expense for the year ended December 31, 2018 was $39,000.

7. **Employee Benefit Plan**

The Company has established a defined contribution retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee.

8. **Concentration**

The Company's financial instruments that are exposed to concentrations of credit risk consist primary of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Cash in banks is insured by the FDIC up to the standard maximum deposit insurance of $250,000 per institution. At December 31, 2019, there were no cash and cash equivalent balances in excess of FDIC limits.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital, as defined, of $198,265 which was $193,265 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.12.

10. **Off-Balance Sheet Risk**

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for the indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under

these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Gladowsky Capital Management Corp.

Report of Independent Registered Public Accounting Firm on Applying Regarding Management Statement of Compliance with the Exemption Provisions of SEC Rule 15c3-3
For the Year Ended December 31, 2019

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gladowsky Capital Management Corp.
Smithtown, New York

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which (1) Gladowsky Capital Management Corp. identified the following provision of 17 C.F.R. §15c3-3(k) under which Gladowsky Capital Management Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) Gladowsky Capital Management Corp. stated that Gladowsky Capital Management Corp. met the identified exemption provision throughout the most recent fiscal year except as described in its exemption report.. Gladowsky Capital Management Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gladowsky Capital Management Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2020

Gladowsky Group

MANAGEMENT STATEMENT OF COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF SEC RULE 15c3-3

February 27, 2020

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

We, as the management of Gladowsky Capital Management Corp., (the "Company"), are responsible for the Company's compliance with the exemption provisions of rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the year ended December 31, 2019, the Company has met the identified exemption provision with the exception of direct product revenues which were received directly outside of clearing broker accounts.

Sincerely,

Jason Gladowsky
President

Gladowsky Capital Management Corp.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures to Schedule of Assessment and Payments (Form SIPC-7) For the Year Ended December 31, 2019

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Gladowsky Capital Management Corp.
Smithtown, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Gladowsky Capital Management Corp. and the SIPC, solely to assist you and SIPC in evaluating Gladowsky Capital Management Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Gladowsky Capital Management Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Gladowsky Capital Management Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Gladowsky Capital Management Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2020

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

51017 FINRA DEC
GLADOWSKY CAPITAL MANAGEMENT CORP.
18 MANOR ROAD
SMITHTOWN, NY 11787-2715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JASON GLADOWSKY 631-360-72(

2. A.	General Assessment (item 2e from page 2)	$3,274
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/30/2019 Date Paid	(1,635)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,639
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,639

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $1,639

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLADOWSKY CAPITAL MANAGEMENT CORP.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 26 day of JANUARY, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,212,248
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,502
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,350
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	7,985
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	29,837
2d. SIPC Net Operating Revenues	$2,182,411
2e. General Assessment @ .0025 This rate used before 1/1/2017	$3,274 (to page 1, line 2.A.)

Gladowsky
Group

SEC Mail Processing

MAR 02 2020

Washington, DC

February 28, 2019

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: Gladowsky Capital Management Corp.

To Whom It May Concern:

Please find the enclosed reports for submission:

- Full Report
- Statement of Financial Condition
- Management Compliance Statement
- Agreed upon Procedures Report

Please feel free to contact me with any questions.

Sincerely,

Jason Gladowsky
President
Gladowsky Capital Management Corp.